UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant is furnishing this Report on Form 6-K to provide its unaudited interim financial statements for the six months ended June 30, 2022 and incorporate such financial statements into the Registrant’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Registrant on Form S-8 (File Number 333-203387), Form S-8 (File Number 333-205821), Form F-3 (File Number 333-213240), as amended, Form F-3 (File Number 333-248197) and Form F-3 (File Number 333-251509) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

The following exhibit is attached.

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated December 28, 2022, titled “Tantech Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2022”
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 28, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer

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